Exactus, Inc.
 80 NE 4th Avenue, Suite 28
Delray Beach, FL 33483

March 15, 2019

Pamela A. Long, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4631
Washington, D.C. 20549

Re: Request to Withdraw
Exactus, Inc.
Registration Statement on Form S-1
Filed September 11, 2017
File No. 333-220425

Dear Ms. Long:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), Exactus, Inc. (the Company”) requests the withdrawal of the Company’s Registration Statement on Form S-1, filed on September 11, 2017 (the “Registration Statement”). The Company requests the withdrawal of the Registration Statement because the Company has decided not to proceed with the offering at this time. The Registration Statement has not been declared effective, and no shares of the Company’s common stock have been sold under the Registration Statement.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the U.S. Securities and Exchange Commission (the “Commission”) in connection with the filing of the Registration Statement be credited for future use.

Please email a copy of the written order to the Company, attention Mr. Philip Young at pyoung@exactusinc.com.

If you have any questions with respect to this matter, please call counsel for the Company, Mr. Joe Laxague at (775) 234-5221. Thank you for your assistance in this matter.

Very truly yours,

By:  /s/ Philip Young
Philip Young, CEO